

April 2, 2013

<u>**Via Email**</u>
Thomas E. Hornish
Chief Executive Officer
Outdoor Channel Holdings, Inc.
43455 Business Park Drive
Temecula, CA 92590

Re: **Outdoor Channel Holdings, Inc.**
        Preliminary Proxy Statement filed on Schedule 14A
        Filed on March 21, 2013
        File No. 000-17287

Dear Mr. Hornish:

We have limited our review of your filing to the following comments. In our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe revision is appropriate, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to our comment, we may have additional comments.

The Merger, page 25

Background of the Merger, page 25

1. We note that Lazard rendered an oral opinion on November 15, 2012 regarding the fairness of the consideration that was to be received in the InterMedia merger. We further note that on February 28, 2013, March 6, 2013 and March 7, 2013 Lazard discussed with the Outdoor Channel Board certain implied financial metrics based on the stock and cash consideration payable under the InterMedia merger proposals as compared to KSE's all-cash proposal. Please provide an analysis of whether these matters constitute reports, opinions or appraisals materially relating to the KSE transaction as contemplated under Item 14(b)(6) of Schedule 14A. If so, please provide a reasonably detailed description of each of the matters referenced above that meets the requirements of Item 1015(b) of Regulation M-A.

Opinion of Outdoor Channel's Financial Advisor, page 44

2. Please disclose the estimates used by Lazard in rendering its opinion as to the net proceeds to be received by Outdoor Channel from the sale of the Aerial Cameras business unit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458 or me at (202) 551-3810 if you have any questions regarding our comments.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Robert T. Ishii, Esq.
        Wilson Sonsini Goodrich & Rosati